Exhibit 99.2

BAJA MINING CORP.

Management Discussion and Analysis

QUARTERLY REPORT – September 30, 2008

This Management Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the quarter ended September 30, 2008. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements, the notes to the unaudited interim consolidated financial statements, and the audited consolidated financial statements for the year ended December 31, 2007, all of which are available on the SEDAR website at www.sedar.com.  This MD&A is current as of November 12, 2008.

Nature of Business

Baja Mining Corp. (the “Company” or “Baja”) is engaged in the exploration and development of its mineral properties in Mexico, focusing on the financing and construction of its El Boleo copper-cobalt-zinc-manganese deposit (“Boleo Project” or “Boleo”) located at Santa Rosalia, Baja California Sur, Mexico. On June 30, 2008 the Company completed the sale of 30% of its subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), to a Korean Consortium (the “Consortium”). Baja and the Consortium’s key objectives for the Boleo Project continue as:

•

completing the senior and subordinated financing arrangements; and

•

completing the project engineering, procurement, and construction.

The Company owns its 70% interest in Boleo Project through its wholly owned subsidiary, Mintec Processing Ltd., which owns 100% of a Mexican subsidiary, Invebaja S.A. de C.V, which in turn owns 70% of the shares of MMB.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego.  The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block.  The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and to be operated in the biosphere.

The Boleo Project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and Solvent Extraction – electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate and, at some point, manganese probably as manganese carbonate.

DEVELOPMENT SLOWDOWN PENDING IMPROVED MARKET ENVIRONMENT

On October 29, 2008 the Company announced that due to the current global financial crisis, it has elected to slow down development of the Boleo Project, Mexico, pending improved market conditions.

While the Company and its advisors can confirm that the Boleo project economics remain robust even at current low metal prices, the impact of the current financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets, require the Company to revise its construction schedule.

During the past several weeks the Company, its financial advisors, Endeavour Financial Corporation (“Endeavour”), and the Consortium have worked with project suppliers and contractors to review ongoing commitments as a result of previously accelerated development and procurement to ensure the Company and the project remained viable given the very difficult global markets.  The decision to slow down or delay certain construction activities on the project was taken to protect the long term interests of the Baja shareholders.

The Company and its partners, the Consortium, will continue to work with all project stakeholders in the coming weeks and months to ensure a clear plan can be developed to continue the project, including developing a revised financial and construction schedule for implementation during 2009.

Overall Performance

Update on Construction Financing

As a result of the market conditions noted above, Bayerische Hypo-und Vereinsbank AG a member of UniCredit Group (“HVB”) proposed in October 2008 to proceed with the syndication of its portion of the debt package, a US$325 million project debt facility together with a US$40 million cost overrun facility, on a best efforts basis.

HVB and the Export Import Bank of Korea (“K-Exim”) continue to jointly arrange a US$665 million senior debt package and K-Exim continues to underwrite it portion, consisting of a US$300 million project debt facility. The Company is reviewing potential arrangements with HVB to allow it to proceed other than on a best efforts basis.

Once a clear development schedule is completed, the Company and its Financial Advisor, will work with all the financing partners, including HVB, K-Exim, Caterpillar Financial SARL, of Zurich, Switzerland and the Korean Development Bank of Seoul, Korea with a view to completing the credit facilities in 2009.

Development Partner

On June 30, 2008 the Company closed an agreement (the “Transaction”) with the Consortium in order to access a significant portion of the remaining funding for the Boleo Project, pursuant to which the Consortium acquired a 30% interest in the Project through the acquisition of a 30% interest in MMB. The Consortium is led by Korea Resources Corporation (“Kores”) and LS-Nikko Copper Inc. (“LS-Nikko”), and in addition, includes Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Copper Foil Co. Ltd.

The lead members of the Consortium are, Kores, a state-owned corporation of the Government of the Republic of Korea, that has a mandate to pursue resource development opportunities to supply Korea’s expanding industrial economy and LS-Nikko, a significant refiner of copper (approximately 500,000 tonnes per year from copper concentrates) that is a Korean company controlled equally by the LG Group of Korea and Nippon Mining of Japan. Baja is very pleased to be working with such excellent partners who bring natural resources experience and additional financial strength to the Boleo Project.

In consideration for the acquisition of its interest, the Korean Consortium is required to:

➢

pay  Baja approximately US$103 million in cash ($91,537,581 received on July 9, 2008), of which US$13 million will be deferred until a decision is made to produce manganese at Boleo;

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provide a US$50 million shareholder loan to MMB to fund part of Baja’s construction commitment for Boleo;

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procure a US$60 million subordinated loan to MMB;

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contribute its 30% share of the remaining construction costs for Boleo after senior and subordinated debt financing;

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provide its share of Completion Guarantees in respect of Senior Debt Financing of US$665 million;

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acquire a right to off take 30% of the Boleo production on commercial terms.

The closing of the above agreement was subject to (and followed) receipt of credit approval for the US$300 million debt facility from K-Exim.

Current development in the quarter ended September 30, 2008

Due to the slowdown in the project announced on October 29, 2008 the current construction schedule is being reviewed.  The Company does not have a defined time table to complete this exercise.

Prior to the announced slowdown, orders for process equipment continued to advance and a significant amount had been placed,  primarily via 3 major packages: (1) the acid plant and cogeneration facility with SNC Lavalin-Fenco; (2) the front-end ore and limestone preparation circuits (crushing, grinding, and screening, as well as solid/liquid separation) with FL Smidth Minerals, Inc.; and (3) the solvent extraction and electrowinning circuits with Bateman Litwin.

Management is currently assessing how this will affect currently placed orders or new procurement.

The Company intends to review and monitor developments, but continue with certain engineering activities at Boleo, as well as the completion of the Boleo construction camp and certain other on-site infrastructure activities.

Engineering Update

The Company and AMEC Americas Ltd. are currently reassessing the scope of work and developing a revised short term engineering plan for the project. Engineering and procurement staffing have been built up during the period to support the planned level of work and the requirements for the future staffing levels will be revisited as soon as a revised construction schedule becomes known.

Construction Update

As a result of the October 29, 2008 announcement to slow down or delay certain construction activities on the project the only current site activity is completion of the Boleo construction camp and certain other on-site infrastructure activities.

The Industrial Company (“TIC”), of Steamboat Springs, Colorado the site contractor is demobilizing a majority of their construction crews pending a revised construction schedule, in an effort to minimize unnecessary costs. The Company has its own internal project management team and this team will continue to monitor the project.

During the quarter, the first shipment of major mining equipment for use at Boleo was planned for early September 2008.  Equipment was slightly delayed and was moved to the US/Mexico border by the supplier during October 2008.  As a result of the project slowdown, the supplier and the Company are in discussions on a final delivery decision.

Work completed during the quarter included  the advancement of the installation of the construction camp and associated infrastructure, construction offices and warehouses/lay down areas, improvements to project wide site access and the desalination plant.  At September 30, 2008, between the Company and its construction contractors, there were over 400 workers on site.

Results of Operations

Comparison of nine months ending September 30, 2008 to September 30, 2007

Operations

With the published economic and technical results of the DFS on May 29, 2007 the Company moved into the development stage on June 1, 2007.  At September 30, 2008, $92,742,111 in development costs had been capitalized, as compared to $7,257,101 at September 30, 2007.

During the period, the Company sold a 30% interest in its subsidiary MMB. In total, the company received $91,537,581 in cash, of which $69,379,467 was provided to MMB earmarked for the financing, construction, development and working capital of the Boleo Project. The Company also retains $10,599,000 of the proceeds from the sale as a refundable deposit, which would be repayable to the purchaser if the Company elects not to produce manganese.

The Company currently has no revenue generating activities other than interest income.

Expenses

For the nine-month period ended September 30, 2008, the Company recorded a loss of $2,519,853 ($10,771,670 in 2007), or a loss per share of $0.02 (loss of $0.10 per share in 2007). The significant reduction in losses results from the capitalization for accounting purposes of development costs since the completion of the DFS.  Significant variances are outlined as follows:

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General and administration: $964,129 ($665,079 in 2007) – the increase is the result of rising office and travel expenses as the Project grows in levels of personnel as well as complexity;

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Management and directors fees : $240,225 ($154,250 in 2007) – the increase is due to the expansion of the management group in anticipation of the continued development of the Boleo Project and also includes bonuses paid to management following the successful sale of the 30% interest in MMB;

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Professional and consulting fees: $587,285 ($425,978 in 2007) – the increase relates to significant professional, legal and tax costs from a corporate reorganization in Mexico plus the general growth in operational complexity;

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Research: $44,489 ($NIL in 2007) –  the evaluation and research relates entirely to manganese;

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Shareholder information: $506,657 ($661,327 in 2007) – the decrease is due to lower costs for investor relations activities and the fact that there was no initial TSX filing fee as in 2007;

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Stock based compensation: $514,001($481,853 in 2007) – the increase in the stock based compensation expense is the result of granting of 3,790,000 options in the first nine months of 2008, as opposed to only 1,550,000 options in the same period in 2007. The increase in granting of stock options correlates with the bolstering of the management structure as reflected in management fees above;

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Wages and subcontractors: $980,525($712,715 in 2007) – additional key personnel and new staff have been added in numerous additional administrative positions, as the Company anticipates the construction of the Boleo Project; and

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Foreign exchange loss: $80,685 ($253,868 in 2007) – the majority of this loss is unrealized due to the special warrant liability.  The majority of the Company’s foreign currency is US dollars and a corresponding US dollar funding liability resulted in a natural hedge during the majority of the period, following the sale of the 30% interest in MMB. During the quarter, the US dollar strengthened against the Canadian dollar but this has not had a significant effect to date.  However, as a result of Baja completing its funding obligation, a significant gain could be realized next quarter in foreign exchange.

Other items

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Gain on sale of property, plant and equipment: $306,882 ($NIL in 2007) – the Company sold older mining equipment used in the test mine for a significant gain and used the proceeds to purchase used mining equipment; and

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Interest income and other: $830,261 ($158,227 in 2007) – the increase in interest income resulted from the significantly higher cash reserves of the Company, following the sale of the 30% interest in MMB.

Comparison of three months ending September 30, 2008 to September 30, 2007

For the three-month period ended September 30, 2008, the Company recorded a loss of $974,973 ($1,396,053 in 2007), or a loss per share of $0.01 (loss of $0.01 per share in 2007). Notable variances are outlined as follows:

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General and administration: $323,457 ($225,114 in 2007) – the continued increase is the result of rising office and travel expenses as the Project grows in levels of personnel as well as complexity;

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Management and directors fees : $128,168 ($54,000 in 2007) – the increase is due to the expansion of the management group in anticipation of the continued development of the Boleo Project and also includes bonuses paid to management following the successful sale of the 30% interest in MMB;

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Research: $32,538 ($NIL in 2007) – the evaluation and research relates entirely to manganese;

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Stock based compensation: $341,930 (Nil in 2007) – all stock options granted during the third quarter of 2007 were capitalized as the costs related directly to the services provided by employees and consultants working on the Boleo project. Furthermore, during the third quarter of 2008, the Company granted 2,350,000 stock options;

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Wages and subcontractors: $422,335 ($315,906 in 2007) – additional key personnel and new staff have been added in numerous additional administrative positions, as the Company anticipates the construction to the Boleo Project; and

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Foreign exchange loss: $33,143 ($253,404 in 2007) – the majority of this loss is unrealized due to the special warrant liability.  The majority of the Company’s foreign currency is US dollars and a corresponding US dollar funding liability resulted in a natural hedge during the majority of the period, following the sale of the 30% interest in MMB.

Other items

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Interest income and other: $406,188 ($44,513 in 2007) – the increase in interest income resulted from the significantly higher cash reserves of the Company, following the sale of the 30% interest in MMB.

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles.

	Q4 Dec 31, 2006	Q1 Mar 31, 2007	Q2 Jun 30, 2007	Q3 Sep 30, 2007	Q4 Dec 31, 2007	Q1 Mar 31, 2008	Q2 Jun 30, 2008	Q3 Sep 30, 2008
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(5,639,039)	$(5,577,013)	(3,798,604)	(1,396,053)	$(339,681)	$(371,291)	$(1,173,589)	$(974,973)
Basic and diluted loss per share for the period	$(0.06)	$(0.05)	$(0.03)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.01)

The significant decrease in loss per quarters during 2007 was the result of the completion of the DFS on May 29, 2007, with development costs being capitalized from June 1, 2007 onwards. During 2008, the operating losses increased again as the Company bolstered its resources in anticipation of the development of the Boleo Project.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions.  However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at September 30, 2008 was $65,665,762 compared with working capital of $31,741,926 as at December 31, 2007, an increase of $33,923,836 which resulted primarily from the closing of the sale of 30% of MMB. During the period ended September 30, 2008 the Company raised $2,565,524 (2007 - $34,030,123) through the exercise of warrants and options and issuance of common shares. The Company spent $5,241,997 (2007 - $8,593,360) on operations, with the decrease from 2007 due to the completion of the DFS in 2007 and the subsequent capitalization of development costs. In 2008, the Company also disposed of $350,383 (2007 - $NIL) and purchased an additional $1,236,338 (2007 - $1,302,047) in property, plant and equipment and incurred expenditures of $73,823,534 (2007 - $5,429,204) on mineral properties and related development costs.

The Company’s combined cash and cash equivalents and term deposit position as at September 30, 2008 was $63,621,588 compared with $32,968,953 as of December 31, 2007. The increase was the result of the sale of 30% of the Company’s interest in MMB. The Company has $5,348,893 (2007 - $2,691,712) of current liabilities, with the increase resulting from the increased construction activity on the Boleo Project during the third quarter of 2008.

Management has determined that the Company has sufficient resources to meet its current obligations, which include accounts payable and accrued liabilities, the current portion of the special warrant liability, as well as the cash exposure to commitments relating to the development of the Boleo Project for the foreseeable future beyond the next 12 months.

Establishment of Trust Fund for Conservation

In 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s  Boleo Project is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100,000, issued on January 31, 2007.  Additionally, the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.  This repurchase option represents a liability of US$999,900 (or a discounted liability of $898,132 at September 30, 2008) if the share price has not reached US$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

Commitments

As at September 30, 2008, the Corporation had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$214,000	$29,000	$185,000	$Nil	$Nil
Contract and purchase obligations2,,3	$116,369,000	$92,445,000	$23,924,000	$Nil	$Nil
Other long term liabilities[4]	$1,060,000	$353,000	$707,000	$Nil	$Nil
Total	$117,643,000	$92,827,000	$24,816,000	$Nil	$Nil

1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051.  The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis.  The combined monthly lease is 16,800 Pesos ($1,500).

2

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual values entered into at September 30, 2008 were estimated to be $115.2 million. However, management has estimated that the maximum cash exposure to these commitments (termination fees, etc.) would amount to $24.8 million.

3

The Company has entered several management consulting agreements with companies whose directors or officers are in common with the Company, that contain future commitments for 2008 to 2010 aggregating $1.1 million.

4

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of Cdn$1.0599/US$1.00.

Capital Resources

The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the section, entitled ‘Overall Performance’.  As a result of the completion of the sale of 30% of MMB to the Consortium the Company has over $71 million in current assets.  The current assets also include, deposits, value added tax refunds and existing cash and short term deposits to fund its share of the project expenses.

Due to the announced delay of certain construction activities and the current market conditions, it is unclear how much capital funding can be obtained or will be required in the next twelve months. The Company has estimated it can, if required, terminate all commitments for $23.4 million and would not require additional capital to fund the business activities during the next twelve months. However, when a revised construction schedule is completed, it will show that additional capital funding is required. The Company has no revenue from operations except interest income and does not expect to generate any revenue from operations until completion of construction and commencement of operations, the timing of which are currently unknown due to the announced delay in certain construction activities.  As discussed in the Update on Construction Financing, the Company intends to pursue a syndication of the loan facilities required to fund the construction costs, as set out below, once market conditions improve.

In line with the decision to delay certain construction activities at the Boleo Project, current available cash funds are being closely monitored until a revised construction schedule becomes known.  As administrative expenses are at a known level, the Company expects that there are adequate funds to cover all administrative costs for the foreseeable future beyond the next 12 months.

Without the construction costs of the Boleo Project, which are currently being reviewed with the construction schedule, the Company anticipates or has committed to the following additional expenditures over the next 12 months:

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Permitting activities on the Boleo Project of approximately $1,500,000;

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Wages, management fees and subcontracts of approximately $7,000,000;

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General and administrative expenses, including travel, legal, accounting and finance costs of approximately $4,200,000.

Environmental Action Plan

The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project, Baja California Sur, Mexico.  The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits.  There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper.  In addition, there is a small (2 million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”.  None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 7 to the Company’s interim financial statements for the quarter ended September 30, 2008, the Company has established a compensation arrangement with the Mexican Commission for Natural Protected Areas; under which it has deposited US$100,000 into a Compensation fund, as well as three special warrants totalling US$999,900 to partially fund the remedial work within El Vizcaino.  This fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mines normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of both community trash as well as waste from the local squid packing plants.  Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A temporary disposal facility has been developed, pending construction of a more permanent facility (on land owned by the Company located to the north of the project), which will be donated to the community.  The cost of remediation to date has been approximately $165,000 and is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years and more than 700 hectares over its initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency.  The total cost of reclamation and closure costs over the life of mine are estimated to be US$35 million (on an undiscounted basis). No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established, once production commences to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals.  As portals are closed, in accordance with mine plans, the affected area will be remediated.  Remedial costs for each portal site are currently estimated to be US$10,000.  Considering the annual projected operating budget (once full operation is achieved) is of the order of US$100 million per year, the cost of remediation is not considered material.  Annual environmental monitoring costs are currently approximately US$12,000 and, as operations commence will increase to approximately US$25,000/year.  Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure in contrast to a temporary closure of the mine.  Following the commencement of productions, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at between $10 million and $15 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site.  In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s Environmental Impact Manifest approval, the Company was required to identify local flora and fauna species that would be affected by its operation and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed at an approximate cost of US$135,000. Continuing effort in the preservation and protection of plants and animals at El Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance program for employees and visitors at El Boleo.

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Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the nine-month period ended September 30, 2008 the Company paid $668,000 ($434,380 in 2007) in management fees to officers of the Company, and to companies controlled by officers of the Company. The Company also paid directors fees of $57,975 ($46,250 in 2007) during the same period.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, special warrant liabilities and the refundable deposit are recorded at their fair values.  The Company has no concentration of credit risk.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

Subsequent to the balance sheet date, the Company granted an additional 350,000 stock options. To the date of this report, no additional stock options or warrants have been exercised, nor were any new shares or warrants issued.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 143,064,337 issued and outstanding.  The Company also had 12,525,000 outstanding stock options and 30,997,993 outstanding warrants available to be exercised.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights, mining concessions and development costs. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated that, as at September 30, 2008, the undiscounted closure costs would amount to $179,100, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 6.71% (LIBOR + 2.75%), resulting in an asset retirement obligation of $159,382.

This estimate is based principally on legal and regulatory requirements.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the employment position of the grantee.  Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Accounting Changes –current year

Effective January 1, 2008, The Company has adopted four new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise four handbook sections:

Capital disclosures and financial instruments – disclosures and presentation

In December, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing disclosure requirements, and carrying forward unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

General standards on financial statement presentation – Going concern assessment

Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The Section also requires disclosures regarding any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

New accounting pronouncements not yet effective

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently assessing the financial reporting impact of the transition to IFRS.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2007.  Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

No additional changes to the internal controls were introduced during the most recent interim period ending September 30, 2008.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting.  Based upon this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals.  As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Outlook

During the fourth quarter of 2008 and into 2009, Baja will review all its commitments to suppliers and review and revise its construction schedule for the Boleo Project. Further, the Company will continue to work with its development and financing partners to complete the necessary financing for the Boleo Project.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in  copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo  Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2007, filed with the Canadian securities regulatory authorities, Baja’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by Baja Mining are in compliance with NI 43-101 and also qualify as reserves under the SEC’s standards.